UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BioAge Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

09077V100

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077V100

1	Name of Reporting Persons Kristen Fortney
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 2,299,724 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,299,724 (1)
	8	Shared Dispositive Power 31,348 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,331,072 (1)
10	Check BOX if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.6% (3)
12	Type of Reporting Person IN

CUSIP No. 09077V100

(1)	The reported amount includes: (i) 1,210,056 shares of the Common Stock of BioAge Labs, Inc. (the “Issuer”) directly beneficially owned by Kristen Fortney (“Dr. Fortney”) and (ii) employee stock options to purchase up to 1,089,668 additional shares of Common Stock of the Issuer directly beneficially owned by Dr. Fortney.

(2)	The reported amount represents employee stock options to purchase up to 31,348 shares of the Issuer’s Common Stock which are directly beneficially owned by Dr. Fortney’s spouse, Justin Rebo, who has voting rights over such securities.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, and based on an aggregate total of 34,167,184 shares of the Issuer’s Common Stock outstanding as of September 27, 2024 as reported by the Issuer in its prospectus supplement (the “Prospectus”) dated September 25, 2024, and filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2024, pursuant to Rule 424(b)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and after giving effect to the: (i) full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated October 1, 2024; and (ii) closing of the Issuer’s concurrent private placement, each as more specifically described in the Prospectus.

CUSIP No. 09077V100

This statement (the “Statement”) on Schedule 13G is being filed by the Reporting Person (as defined in Item 2(a) below) to report beneficial ownership of 5% or more of the outstanding class of registered voting security of BioAge Labs, Inc. as of September 30, 2024. This Statement is being filed due to the fact that, in connection with its initial public offering, effective September 25, 2024, the aforementioned issuer’s Common Stock was registered with the Securities and Exchange Commission (the “SEC”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1(a).	Name of Issuer.

BioAge Labs, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1445A South 50th Street

Richmond, CA 94804

Item 2(a).	Name of Persons Filing.

Kristen Fortney (“Dr. Fortney” or the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of the Reporting Person is:

1445A South 50th Street

Richmond, CA 94804

Item 2(c).	Citizenship.

The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number.

09077V100

CUSIP No. 09077V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)            Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Exchange Act.

As of September 30, 2024, Dr. Fortney may be deemed to beneficially own an aggregate total of 2,331,072 shares of the Issuer’s capital stock, which consist of: (i) 1,210,056 shares of the Common Stock of the Issuer directly beneficially owned by Dr. Fortney; (ii) employee stock options to purchase up to 1,089,668 additional shares of Common Stock of the Issuer directly beneficially owned by Dr. Fortney, which were either vested as of, or capable of vesting within 60 days following, September 30, 2024, or are otherwise capable of being exercised for shares pursuant to an early exercise provision of the relevant stock option award agreement by and between Dr. Fortney and the Issuer; and (iii) 31,348 shares of the Common Stock of the Issuer underlying employee stock options which were either vested as of, or capable of vesting within 60 days following, September 30, 2024, and which are directly beneficially owned by Dr. Fortney’s spouse, Justin Rebo, who has voting rights over such securities.

CUSIP No. 09077V100

(b)            Percent of Class:

As of September 30, 2024, the Reporting Person may be deemed to beneficially own an aggregate total of 6.6% of the Issuer’s outstanding Common Stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 34,167,184 shares of the Issuer’s Common Stock outstanding as of September 27, 2024 as reported by the Issuer in its prospectus supplement (the “Prospectus”) dated September 25, 2024, and filed with the SEC on September 26, 2024, pursuant to Rule 424(b)(4) promulgated under the Securities Act of 1933, as amended, and after giving effect to the: (i) full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated October 1, 2024; and (ii) the closing of the Issuer’s concurrent private placement, each as more specifically described in the Prospectus.

(c)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	2,299,724

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	2,299,724

(iv)	Shared power to dispose or to direct the disposition of:	31,348

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

CUSIP No. 09077V100

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024	/s/ Kristen Fortney
Kristen Fortney